Exhibit 99.2

THE GROWHUB LIMITED Announces Closing of $15 Million Initial Public Offering

SINGAPORE, August 29, 2025 – THE GROWHUB LIMITED (NASDAQ: TGHL) (“GrowHub” or the “Company”), a Singapore-based company leveraging blockchain technology to enhance product traceability and authenticity, today announced the closing of its initial public offering of 3,750,000 Class A Ordinary Shares (the “Offering”) at a price of $4.00 per share (the “Offering Price”) to the public, for a total of $15 million of gross proceeds to the Company, before deducting underwriting discounts, commissions and offering expenses.

The shares began trading on the NASDAQ Stock Market LLC on August 28, 2025, under the ticker symbol “TGHL”.

Alexander Capital, L.P. (“Alexander Capital”), a full-service broker/dealer, acted as the lead book-running manager with Network 1 Financial Securities, Inc. acting as a co-underwriter for the Offering. Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Akerman LLP is acting as U.S. legal counsel to Alexander Capital for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-286923), as amended, previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 25, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. A final prospectus relating to the offering has been filed with the SEC on August 28, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained from Alexander Capital, L.P., 10 Drs James Parker Blvd, Ste 202, Red Bank, New Jersey 07701, by phone at 212-687-5650 or by email at info@alexandercapitallp.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About THE GROWHUB LIMITED

The GrowHub Limited is a Singapore-based company specializing in enhancing product traceability and authenticity within supply chains through its proprietary blockchain technology platform. GrowHub offers solutions such as blockchain traceability, anti-counterfeit measures, and carbon management to promote transparency and sustainability. GrowHub’s business comprises three main divisions: the GrowHub Platform, a revolutionary traceability blockchain technology solution, product trading facilitation offering, and IT professional services. For more information, visit https://thegrowhub.co/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and THE GROWHUB LIMITED specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

THE GROWHUB LIMITED Contact:

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

+65 6993 9430

Email: media@thegrowhub.co

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TGHL@gateway-grp.com

Underwriter Inquiries:

Alexander Capital L.P.

10 Drs James Parker Boulevard #202,

Red Bank, NJ 07701

+1 (212) 687-5650

Email: info@alexandercapitallp.com